January 25, 2007



Via Facsimile 949-475-4756 and U.S. Mail

James J. Moloney
Gibson Dunn & Crutcher LLP
4 Park Plaza
Irvine, CA 92614-8557

Re:	Parlux Fragrances, Inc.
PRER14A filed January 25, 2007
SEC File No. 0-15491

Dear Mr. Moloney:

The staff in the Office of Mergers and Acquisitions has the following additional comments on the revised consent revocation statement listed above. All defined terms have the same meaning as in your filing. All page references refer to the courtesy copy of the consent revocation statement you provided supplementally.

Background to the Consent Revocation Statement, page 3

1. Refer to comment 6 in our letter dated January 23, 2007 and your
response. We note the revised disclosure on page 4 of the revised consent revocation statement providing additional details about he Company`s common stock buy-back program. However, we believe you should expand the discussion of the potential effect of the buy-back program on this consent solicitation. In this regard, and as discussed with you today in our telephone conversation, it appears that those shareholders who owned common shares on January 17, 2007 but later sold those shares to the Company would likely not have an interest in the consent solicitation and therefore would not grant a consent to Mr. Nussdorf. Because, however, those repurchased shares would be considered outstanding for purposes of the majority needed to remove the existing Company Board and replace it with Mr. Nussdorf`s nominees, the share repurchases may be deemed to hinder the consent solicitation. Please revise to discuss.

2. See our last comment above and refer back to comment 6 in our last comment letter. Your revised disclosure indicates that the repurchases will be affected "via market transactions." As you know, privately negotiated block purchases can be effected over an exchange, leaving open the possibility that the Company may negotiate to repurchase common shares with proxy or require the seller to agree not to grant Mr. Nussdorf a consent or to revoke a previously-granted consent with respect to the repurchased shares. Please discuss your intentions with respect to these matters. If you do not have a current intent to influence the consent solicitation in this manner, but may change your plans, you should revise to reserve the right to do so and to explain the potential impact.

Solicitation or Revocation, page 7

3. Refer to comment 9 in our last comment letter. Item 4(b)(3)(ii) of
Schedule 14A requires you to specifically disclose the "cost or anticipated cost" of the engaging persons to solicit. Your new disclosure does not satisfy this requirement. Please revise.

Closing Comments

Please amend your proxy materials in response to these comments. You may wish to provide us with a black-lined copy of the revised consent revocation statement to expedite our review.
Furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Please file such letter on EDGAR. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amended filing, responses to our comments and any additional soliciting materials you may file. If you have any questions, please do not hesitate to contact me at (202) 551-3263.

Sincerely,



Christina Chalk
Special Counsel
Office of Mergers and Acquisitions




cc: 	Jeff Kochian, Esq. (via facsimile 212-351-5256)

James J. Moloney, Esq.
January 25, 2007
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE